Exhibit (a)(1)(G)

Subject: FINAL REMINDER: Option Exchange Program

You have just hours left to elect to participate in ZipRealty’s Option Exchange Program. All elections must be submitted before 9:00 p.m., Pacific Time, July 24, 2009. The Company is not able to accept elections after that time, so if you decide to participate, please make sure to allow enough time to properly complete and submit your election by the deadline.

Election instructions along with all Offering Materials describing the Option Exchange Program are available on the exchange website at https://ziprealty.equitybenefits.com. The Company encourages you to review the Tender Offer Statement on Schedule TO, including its exhibits and subsequent amendments, if any, and the other Offering Materials in their entirety before deciding whether or not to participate in the Exchange Program.

You are not obligated to participate in the Exchange Program, however if you chose to participate, you must complete and submit your election by the deadline above. The Company cannot accept late submissions. If you do not respond by the deadline, any options you hold that are eligible to participate in the Exchange Program will remain subject to their present terms and will not be exchanged.

Questions

If you have any questions about how to make an election, please contact zip@sos-team.com, or call [******]. If you have questions about whether or not to make an election, please review the Offering Material and consult with your financial, legal, and tax advisors.